UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 16, 2025

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In the Matter of

Crown Ribbon LLC
2701 North Thanksgiving Way
Suite 100
Lehi, Utah 84043

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12304
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Crown Ribbon LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 16, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief